February 11, 2019

Thomas L. Tran
Chief Financial Officer and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

       Re: Molina Healthcare, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-31719

Dear Mr. Tran:

        We have reviewed your December 13, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 8, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 10: Medical Claims and Benefits Payable, page 95

1. It appears from your response to the first bullet of our prior comment that your "inaccurate adjudication of provider claims" in 2016 is the result of programmed claims payment configuration in your claims processing systems that was inconsistent with the specific terminology in certain provider contracts. This situation ultimately caused a backlog in claims processing and the understatement of your medical care costs in 2016 and the related medical claims and benefits payable at December 31, 2016. Please address the following:
        Tell us why you did not properly reflect the claims payment parameters in your claims processing system.
 Thomas L. Tran
Molina Healthcare, Inc.
February 11, 2019
Page 2

             Tell us why restatement of your financial statements in accordance with ASC 250-10-
             45 is not necessary.
             To the extent that you believe such restatement is not necessary, tell us how your medical claims and benefits payable at December 31, 2016 would not have been substantially different if you had originally configured your claims payment parameters in your claims processing systems properly.
      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameThomas L. Tran                            Sincerely,
Comapany NameMolina Healthcare, Inc.
                                                            Division of
Corporation Finance
February 11, 2019 Page 2                                    Office of
Healthcare & Insurance
FirstName LastName